At the 2015 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited, which was held on September 3, 2015, all proposals were approved by the required majority of shareholders voting in person or by proxy, by the following approximate percentages of shares voting, based on a preliminary tabulation:

•	Appointment of Roger Abravanel as director – 95%

•	Appointment of Rosemary A. Crane as director – 93%

•	Appointment of Gerald M. Lieberman as director – 93%

•	Appointment of Galia Maor as director – 93%

•	Appointment of Gabrielle Sulzberger as statutory independent director and approval of her remuneration and benefits – 94%

•	Amendment to Compensation Policy – 81%

•	Directors compensation – 82%

•	Chairman compensation – 94%

•	Amendment to the Terms of Office and Employment of the CEO – 94%

•	Special bonus for CEO – 94%

•	2015 Equity-Based Incentive Plan – 93%

•	Appointment of independent auditors – 98%

As previously announced, Teva did not use its discretionary proxy to vote uninstructed ordinary shares represented by ADSs.